Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated September 22, 2025

Registration No. 333-270557

Supplementing the Preliminary

Prospectus Supplement dated September 22, 2025

and Prospectus dated March 15, 2023

National Health Investors, Inc.

PRICING TERM SHEET

Issuer:	National Health Investors, Inc. (the “Issuer”)

Guarantors:	Certain of the Issuer’s direct and indirect subsidiaries as described in the Preliminary Prospectus Supplement referred to above (the “Guarantors”)

Security:	5.350% Senior Notes due 2033 (the “Notes”)

Ranking:	Senior Unsecured

Format:	SEC Registered

Expected Ratings*:	Baa3 (Moody’s) / BBB- (S&P) / BBB- (Fitch)

Trade Date:	September 22, 2025

Settlement Date:	September 26, 2025 (T+4)

Use of Proceeds:	The Issuer expects to use the net proceeds from this offering to reduce borrowings outstanding under its senior unsecured revolving credit facility, with any remaining amounts being used for working capital and for general corporate purposes, including, but not limited to, the funding of acquisitions of additional properties or businesses, investments in mortgages and the repayment of short-term and long-term debt.

Principal Amount:	$350,000,000

Benchmark Treasury:	UST 3.875% due August 31, 2032

Benchmark Treasury Yield:	3.885%

Spread to Benchmark Treasury:	+165 bps

Yield to Maturity:	5.535%

Price to Public:	98.903% of principal amount of the Notes, plus accrued interest, if any, from September 26, 2025

Coupon (Interest Rate):	5.350% per annum

Gross Proceeds to the Issuer:	$346,160,500

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2026 (short first coupon)

Maturity Date:	February 1, 2033

Record Dates:	January 15 and July 15

Optional Redemption Provisions:

Make-Whole Call:	Prior to December 1, 2032, T+25 basis points

Par Call:	On or after December 1, 2032

CUSIP / ISIN:	63633DAG9 / US63633DAG97

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC BMO Capital Markets Corp. KeyBanc Capital Markets Inc.

Senior Co-Managers:	Regions Securities LLC Huntington Securities, Inc.

Co-Managers:	Hancock Whitney Investment Services, Inc. Stifel, Nicolaus & Company, Incorporated PNFP Capital Markets, Inc.

*

Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**

The Issuer expects that delivery of the Notes will be made to investors on or about the settlement date specified above, which will be the fourth business day following the date of this term sheet. Under rules of the SEC, trades in the secondary market are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes offered hereby more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Notes more than one business day before the scheduled settlement date should consult their advisors.

The Issuer and the Guarantors have filed a registration statement (including a prospectus dated March 15, 2023 and a preliminary prospectus supplement dated September 22, 2025) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. at (800) 294-1322 or Wells Fargo Securities, LLC at (800) 645-3751.